Corcept Therapeutics Incorporated

149 Commonwealth Drive

Menlo Park, California 94025

April 25, 2017

VIA EDGAR TRANSMISSION

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 13, 2017

File No. 333-216659

Dear Mr. Riedler:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Corcept Therapeutics Incorporated (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act on April 27, 2017 at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Kathleen M. Wells, by facsimile to (650) 463-2600.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. If you have any questions or comments, please contact Kathleen M. Wells of Latham & Watkins LLP at (650) 463-2677 or kathleen.wells@lw.com. Thank you for your assistance with these matters.

Very truly yours,
CORCEPT THERAPEUTICS INCORPORATED

/s/ G. CHARLES ROBB
G. Charles Robb
Chief Financial Officer and Secretary

cc:	Alan C. Mendelson, Esq. of Latham & Watkins LLP

Kathleen M. Wells, Esq. of Latham & Watkins LLP